Form C

DOWNLOAD AS WORD DOC

Cover Page

Name of issuer:

Contractor Plus, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

1/30/2020

Physical address of issuer:

1317 Edgewater Drive
Suite 719
Orlando, FL 32804

Website of issuer:

https://contractorplus.app

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

33

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$187,478.00	$254,900.00
Cash & Cash Equivalents:	$142,704.00	$178,380.00
Accounts Receivable:	$24,159.00	$26,591.00
Current Liabilities:	$1,131,840.00	$930,484.00
Non-Current Liabilities:	$40,890.00	$0.00
Revenues/Sales:	$645,629.00	$479,309.00
Cost of Goods Sold:	$74,601.00	$58,792.00
Taxes Paid:	$0.00	$0.00
Net Income:	($309,668.00)	($371,853.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Contractor Plus, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Michael Demler	Investor, Founder & Software Engineer	San Diego Startups	2024
Justin Smith	CEO	Contractor Plus, Inc.	2020
Liam Bowers	Investor	Teel Mountain Capital	2024
Roshanlal Sethia	CTO	Contractor Plus. Inc.	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Muhammad Arsalan	CFO	2021
Justin Smith	CEO, President, Treasurer	2020
Roshanlal Sethia	Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Justin Smith	20%+
Roshanlal Sethia	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Both ends of the fragmented market we're working to consolidate are extremely competitive. Competition in many cases may be more capitalized and efficient than we are at GTM.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> The expanded use of AI-enhanced field service management is a trend that could reshape our market, potentially impacting our competitive positioning and operational efficiency .

> The potential of a looming recession poses a substantial risk to our sector, with continued demand for field services, especially from the retail sector, likely to add pressure in a volatile economic environment

> Our company acknowledges several key market trends that present both opportunities and risks in the field service management (FSM) sector. The global FSM market is experiencing significant transformations, driven by emerging trends such as the increased adoption of contactless, cashless, and self-service technologies. These innovations are setting new standards in our industry, offering enhanced flexibility and convenience for both workers and customers .
> We are committed to adapting our strategies in response to these trends, but investors should be aware that such market dynamics

could influence our revenue growth, market position, and profitability. The ability to respond effectively to these trends while managing the associated risks will be critical to our success in this evolving market landscape

Sustainability is also a significant trend in the FSM sector. The drive towards more sustainable service and maintenance practices, which prolong the viable lifetime of products and assets, may necessitate adjustments in our business model and operations . Despite these challenges, the FSM market is expected to grow robustly, with a forecasted global CAGR of 19.2% through 2027.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Contractor Plus intends to use the net proceeds from this offering to accelerate customer acquisition and scale the revenue streams built into its contractor operating platform. The company has already delivered the principal product initiatives funded by its prior raise, including Two-Way Communication, Contractor+ Voice and Estimatic AI. Accordingly, this offering is focused primarily on commercial growth and market expansion rather than funding the development of the company's core product roadmap.

The company currently expects to allocate approximately 32.5% of the net proceeds to paid customer acquisition, 15% to expanding its go-to-market team, 14% to field marketing and industry events, 14% to organic content and search engine optimization, 10% to working capital required to support the growth plan, and 7% to partnerships and other channel-development initiatives. The remaining 7.5% will go towards Wefunder fees. These investments are intended to acquire more established trade contractors and increase adoption of the company's additional products and services, including payments, voice, local marketing, direct mail and workflows.

If we raise: **$1,000,000**

Use of Proceeds: Contractor Plus intends to use the net proceeds from this offering to accelerate customer acquisition and scale the revenue streams built into its contractor operating platform. The company has already delivered the principal product initiatives funded by its prior raise, including Two-Way Communication, Contractor+ Voice and Estimatic AI. Accordingly, this offering is focused primarily on commercial growth and market expansion rather than funding the development of the company's core product roadmap.

The company currently expects to allocate approximately 32.5% of the net proceeds to paid customer acquisition, 15% to expanding its go-to-market team, 14% to field marketing and industry events, 14% to organic content and search engine optimization, 10% to working capital required to support the growth plan, and 7% to partnerships and other channel-development initiatives. The remaining 7.5% will go towards Wefunder fees. These investments are intended to acquire more established trade contractors and increase adoption of the company's additional products and services, including payments, voice, local marketing, direct mail and workflows.

If the company raises its $1 million target, it will prioritize the acquisition channels and growth activities it believes are most likely to produce efficient customer growth. This would include funding paid acquisition, building the core go-to-market team, attending selected trade shows and field events, expanding content and SEO efforts, supporting targeted partnerships and maintaining sufficient working capital to execute these initiatives.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $10,000,000.00 valuation cap; 25.000% discount; 9.75% interest. See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $1,000,000.00

Valuation Cap: $10,000,000.00

Discount Rate: 25%

Maturity Date: 18 months from the Effective Date.

Interest Rate: 9.75%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Early-Bird & VIP Investors: Investors investing in the first $250,000.00, will receive a valuation cap of $8,100,000.00 and a discount rate of 25.000%. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Conversion and Repayment

(a) Conversion Upon Qualified Financing Conversion upon a Qualified Financing. In the event that the Company issues and sells its equity securities to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) the quotient resulting from dividing $10000000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(b) Conversion upon a Change of Control. If the Company consummates a Change of Control (as defined in the Convertible Note) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(c) Procedure for Conversion. Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company

shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(d) Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Senior Indebtedness The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

VIP Bonus Contractor+ will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	10,000,000	6,292,995	✓

Class of Security	Total Pool
Warrants	—
Options	1,000,000

Describe any other rights:

The company has not yet authorized preferred stock which investors may receive if the note converts.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 75% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the

Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: Justin Smith
Amount: $6,753.00
Outstanding principal plus interest: $6,753.00 as of 9/18/2026
Throughout the fiscal year, the Company's Director and CEO, Justin Smith, advanced funds to the Company to support working capital requirements. The loan is unsecured, non-interest bearing, and has no formal repayment date. As of September 15, 2026, the Company's management balance sheet reflected an outstanding balance of approximately $6,753.

Related party
Name: Justin Smith
Relationship: CEO, Director
Amount: $6,753.00

Loan

Amount: $150,000.00
Outstanding principal plus interest: $150,000.00 as of 9/18/2026
On July 16, 2026, Contractor Plus, Inc. entered into a Merchant Cash Advance Agreement with Efficient Capital Labs, Inc. Under the agreement, Efficient Capital Labs purchased certain future receivables of the Company for an advance of $150,000. The Company agreed to transfer a specified amount of $168,000, consisting of the $150,000 advance and an $18,000 total contractual cost. The estimated transfer amount is $14,000 per month over an estimated 12-month period. The agreement expressly provides that the transaction is intended to constitute a commercial sale and purchase of future receivables and not a loan. The Company's obligation to transfer proceeds extends to proceeds of future receivables actually collected. The agreement permits adjustments to scheduled transfer amounts in the event of a bona fide reduction in revenue, subject to its terms. The $18,000 total contractual cost is billed at $1,500 per month. The Company may make transfers earlier than scheduled without an additional prepayment penalty; however, early payment does not reduce the total contractual cost. Justin Smith and Roshanlal K. Sethia are identified as Business Representatives under the agreement and personally guarantee performance of certain contractual covenants. Such guarantee does not constitute an absolute guarantee that sufficient future receivables will be generated or collected to equal the specified amount. As of September 15, 2026, the Company's management balance sheet reflected an outstanding carrying balance of approximately $138,682.15 relating to this arrangement.

Convertible Note
Amount: $433,831.00
Interest rate: 9.75% per annum
Discount: 25.0%
Valuation cap: $8,100,000.00
Maturity date: 2/4/2026
$8.1M valuation cap, 25% discount rate, 9.75% interest rate. Maturity date: 18 months from the Effective Date.
The note bears interest at 9.75% per annum and is convertible in accordance with its terms, including the applicable valuation cap and discount provisions. As of September 15, 2026, this note remained outstanding. The Company's management balance sheet presents accrued interest on its crowdfunding convertible notes on an aggregate basis rather than by individual note. Outstanding principal plus interest: $527,027.97 as of 9/18/2026

Convertible Note
Amount: $94,317.00
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $4,600,000.00
Maturity date: 4/30/2025
$4.6M valuation cap, 20% discount rate, 5% interest rate. Maturity date: 24 months from the Effective Date.
The note bears interest at 5.00% per annum and is convertible in accordance with its terms, including the applicable valuation cap and discount provisions. As of September 15, 2026, this note remained outstanding. Accrued interest is included within the aggregate crowdfunding-note accrued-interest balance described above. Outstanding principal plus interest: $109,765.34 as of 9/18/2026

Convertible Note
Amount: $113,527.00
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $3,000,000.00
Maturity date: 10/15/2023
$3M valuation cap, 20% discount rate, 5% interest rate. Maturity date: 24 months from the Effective Date. The note bears interest at 5.00% per annum and is convertible in accordance with its terms, including the applicable valuation cap and discount provisions. As of September 15, 2026, this note remained outstanding. Accrued interest is included within the aggregate crowdfunding-note accrued-interest balance described below. Aggregate principal outstanding across the three crowdfunding convertible notes was $641,675.00, with aggregate accrued interest of approximately $136,902.91 as of September 15, 2026.Outstanding principal plus interest: $141,784.59 as of 9/18/2026

Convertible Note
Amount: $55,000.00
Interest rate: 9.75% per annum
Discount: 25.0%
Uncapped Note: Yes
Maturity date: 7/31/2025
The Company issued a subordinated convertible promissory note to a private investor with an original principal amount of $55,000, bearing interest at 9.75% per annum. The note was issued with an approximately 18-month maturity. The note automatically converts upon a qualified financing of at least $1 million at a conversion price determined in accordance with its terms, including a 25% discount to the financing price or the applicable valuation cap under the note. Change-of-control provisions provide for payment of principal, accrued interest and a 50% principal premium unless conversion is elected, subject to the terms of the note. Outstanding principal plus interest: $66,168.00 as of 9/18/2026

Convertible Note
Amount: $50,000.00
Interest rate: 9.75% per annum
Discount: 25.0%
Uncapped Note: Yes
Maturity date: 12/31/2025
The Company issued a subordinated convertible promissory note to a private investor with an original principal amount of $50,000, bearing interest at 9.75% per annum. The note was issued with an approximately 18-month maturity.
The note automatically converts upon a qualified financing of at least $1 million at a conversion price determined in accordance with its terms, including a 25% discount to the financing price or the applicable valuation cap under the note. Change-of-control provisions provide for payment of principal, accrued interest and a 50% principal premium unless conversion is elected, subject to the terms of the note.
Outstanding principal plus interest: $58,334.00 as of 9/18/2026

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
12/2023	Section 4(a)(2)	Convertible Note	$55,000	General operations
7/2024	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
8/2024	Regulation Crowdfunding	Convertible Note	$433,831	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the

aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [x] Yes
- [ ] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Justin Smith
Amount Invested: $6,753.00
Transaction type: Loan
Outstanding: Yes
Relationship: CEO, Director

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Contractor Plus, Inc. (the "Company") is a Delaware technology company headquartered in Orlando, Florida. The Company develops and maintains Contractor+, a mobile-first software-as-a-service platform designed for contractors and field-service professionals. The platform provides integrated solutions for lead generation, estimation, invoicing, payments, job scheduling, client management and other functions used to operate a contracting business.

The Company is an early-stage growth company with a limited operating history. The Company has experienced significant revenue growth, including growth in subscription revenue and additional platform-based revenue streams. The Company has also historically incurred net losses and continues to invest in customer acquisition, product development, personnel and expansion of its platform.

The discussion below should be read together with the audited financial statements for the years ended December 31, 2025 and 2024, the related notes, and the subsequent unaudited management financial information included or referenced in this Offering Statement.

As of September 15, 2026, we had cash and cash equivalents of approximately $121,996.

Historical Results of Operations

For the year ended December 31, 2025, the Company generated total revenue of approximately $645,629, compared with approximately $479,309 for 2024, an increase of approximately 35%. Subscription revenue increased from approximately $377,521 in 2024 to approximately $506,549 in 2025. Transaction and payment-facilitation revenue increased from approximately $43,865 to approximately $77,621, while commissions and marketplace revenue increased from approximately $57,923 to approximately $61,459.

Gross profit increased from approximately $420,517 in 2024 to $571,028 in 2025. The Company incurred an operating loss of approximately $231,820 in 2025, compared with approximately $336,682 in 2024. The Company's net loss decreased from approximately $371,853 in 2024 to approximately $309,668 in 2025.

Operating expenses increased during 2025 as the Company continued to invest in personnel and operations. Salaries, benefits and wages were approximately $463,325 in 2025 compared with approximately $323,379 in 2024. Marketing and advertising expenses decreased from approximately $270,213 in 2024 to approximately $139,260 in 2025. Interest expense increased from approximately $35,291 in 2024 to approximately $78,081 in 2025, primarily reflecting interest associated with convertible instruments and borrowings.

The Company's historical operating cash flow disclosure for 2025 is being reconciled with the auditor because the currently issued audited statement of cash flows does not reconcile to the balance-sheet cash amount. Management should not revise the audited financial statements in the Form C without auditor confirmation or reissuance.

Management does not believe that historical results should be viewed as necessarily representative of future performance because the Company's revenue mix, customer base, marketing expenditures, financing costs and investments in new products continue to change as the business scales.

Interim Results of Operations Through August 31, 2026

For the eight months ended August 31, 2026, the Company generated approximately $579,698 of revenue and approximately $521,474 of gross profit. Base subscription revenue totaled approximately $469,022 during the period and remained the Company's largest source of revenue. The Company also generated revenue from payment facilitation, commissions and fees, and additional Contractor+ products and services.

Monthly revenue increased from approximately $61,356 in January 2026 to approximately $87,300 in August 2026. Base subscription revenue increased from approximately $50,539 in January to approximately $66,076 in August.

For the eight months ended August 31, 2026, total expenses were approximately $666,415, resulting in a net loss of approximately $144,940. The Company continued to incur significant expenditures for salaries, marketing and customer acquisition, product development and financing costs. Advertising and marketing expenditures increased materially during July and August 2026 as the Company invested in growth and fundraising activity.

Accordingly, although revenue continued to increase during 2026, the Company remained loss-making on a year-to-date basis through August 31, 2026.

Financial Condition

As of September 15, 2026, based on unaudited management financial information, the Company had total assets of approximately $181,868, including approximately $164,619 of current assets. Net bank-account balances presented on the Company's balance sheet totaled

approximately $118,076. Accounts and other receivables were approximately $15,807 and other current assets were approximately $30,736.

As of September 15, 2026, the Company reported total liabilities of approximately $1,303,329, including approximately $1,296,576 of current liabilities, and total stockholders' deficit of approximately $1,121,461.

A substantial portion of the Company's liabilities consists of convertible financing instruments and deferred revenue rather than ordinary operating payables. As of September 15, 2026, convertible instruments, including accrued interest, totaled approximately $903,172, and deferred revenue totaled approximately $230,829.

The Company's current liabilities substantially exceed its current assets. This working-capital deficit, together with the Company's historical and current operating losses, means that liquidity and access to additional capital remain important to the Company's ability to execute its growth plans.

Liquidity and Capital Resources

The Company has historically funded its operations through a combination of customer receipts, prior issuances of convertible instruments and other financing arrangements.

As of September 15, 2026, net bank-account balances presented on the Company's unaudited balance sheet totaled approximately $118,076. The Company's liquidity can fluctuate significantly based on the timing of subscription and other customer receipts, payroll, marketing and customer-acquisition expenditures, product-development costs, financing payments and other working-capital requirements.

The Company's results for the eight months ended August 31, 2026 included a net loss of approximately $144,940. Management therefore expects continued revenue generation, expense management and access to capital to remain important components of the Company's liquidity strategy.

The Company does not assume that historical losses or cash usage will continue at the same rate because management retains discretion over certain expenditures, including customer-acquisition and growth spending. Nevertheless, there can be no assurance that the Company will achieve positive operating cash flow or profitability within any particular period.

If available liquidity becomes insufficient to support planned expenditures, the Company may reduce or defer discretionary expenditures, modify the pace of its growth initiatives or seek additional financing.

Indebtedness and Capital Structure

As of September 15, 2026, the Company's balance sheet reflected approximately $903,172 of convertible instruments, including accrued interest. This balance consisted of approximately $641,675 of crowdfunding note principal, approximately $105,092 of private-investor note principal, and approximately $156,405 of related accrued interest.

The September 15, 2026 balance sheet also reflected a director loan of approximately $6,753.

In addition, the Company has a material financing arrangement with Efficient Capital Labs, Inc. Under the agreement, Efficient Capital Labs purchased future receivables for an advance of $150,000 in exchange for a specified amount of $168,000, including an $18,000 contractual cost. The agreement expressly characterizes the transaction as a commercial sale and purchase of future receivables and not a loan. As of September 15, 2026, the Company's books reflected a carrying balance of approximately $138,682 relating to this arrangement.

The specific principal amounts, maturity dates, interest rates, conversion provisions and other material contractual terms of the Company's indebtedness and financing arrangements are described in Item 24 of this Form C

As of the date of this offering statement, we had total outstanding indebtedness consisting of convertible notes and loans, with approximately $892,110 in aggregate outstanding obligations. The material terms of such indebtedness and financing arrangements are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $538,831.

Known Trends, Events, and Uncertainties

Management has observed a continued upward trend in revenue during 2026. Monthly revenue increased from approximately $61,356 in January 2026 to approximately $87,300 in August 2026, while base subscription revenue increased from approximately $50,539 to approximately $66,076 over the same period.

At the same time, the Company continues to incur material operating expenses and financing costs. Advertising and marketing spending increased materially during July and August 2026 as management increased investment in growth and fundraising activity. August 2026 total expenses were approximately $119,438, and the Company recorded a net loss of approximately $39,602 for that month.

Future results will depend on, among other things, subscriber growth and retention, customer-acquisition costs, adoption of additional Contractor+ products and services, payment and marketplace activity, personnel and product-development costs, financing costs and the Company's ability to obtain additional capital when required.

These factors may cause the Company's revenue, operating results and cash requirements to fluctuate materially from period to period.

Material Changes Since December 31, 2025

Since December 31, 2025, the Company has experienced substantial revenue growth and continued expansion of its platform revenue streams.

For the eight months ended August 31, 2026, the Company generated approximately $579,698 of revenue. The Company also increased investment in marketing and customer acquisition and continued to incur operating losses as it pursued growth.

The Company's financing structure also changed after December 31, 2025. The prior QuickBooks loan was repaid, and the Company entered into the Efficient Capital Labs future-receivables purchase arrangement described above.

As of September 15, 2026, the Company's most recent unaudited balance sheet reflected approximately $181,868 of total assets, approximately $1,303,329 of total liabilities and approximately $118,076 of net bank-account balances.

Changes Since the Date of the Financial Statements

Since the date of the financial statements included in this offering statement, there were material changes in our operations and financial condition, including a material increase in revenue.

Impact of This Offering

The Company intends to use the proceeds from this offering to accelerate customer acquisition, scale the revenue streams incorporated into the Contractor+ platform, support working-capital requirements and fund other growth initiatives, as further described in Item 10 of this Form C.

The amount and timing of these expenditures will depend on the amount raised, the Company's operating performance, available liquidity and market conditions. The proceeds of this offering are expected to increase the Company's liquidity and provide additional resources to pursue its growth plans.

If the Company raises less than its targeted offering amount, management may reduce or defer certain discretionary growth expenditures, adjust the pace of customer-acquisition initiatives or seek additional financing.

There can be no assurance that the proceeds of this offering will be sufficient to achieve all of the Company's business objectives or eliminate the need for future financing. Likewise, there can be no assurance that additional financing will be available on acceptable terms, or at all.

Business and Operating Uncertainty

The Company operates in a competitive and evolving technology market and is subject to risks associated with an early-stage growth business.

The Company's future financial performance may be affected by changes in subscriber growth and retention, pricing, customer-acquisition costs, adoption of additional products and services, payment-processing and marketplace activity, competition, personnel and product-development costs, financing costs, availability of additional capital and general economic conditions affecting contractors and small businesses.

Because of these factors, historical operating results and cash flows may not be indicative of future performance.

Forward-Looking Statements

This discussion contains forward-looking statements based on management's current expectations, estimates and assumptions. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied.

Investors should consider these statements together with the risk factors, financial statements, related notes, indebtedness disclosures and other information contained in this Offering Statement.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Justin Smith**, certify that:

(1) the financial statements of Contractor Plus, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Contractor Plus, Inc. included in this Form reflects accurately the information reported on the tax return for Contractor Plus, Inc. filed for the most recently completed fiscal year.

Justin Smith

Justin Smith
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act

constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://contractorplus.app/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Cooley Go Convertible Note
- SPV Subscription Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Justin Smith
- Liam Bowers
- Michael Demler
- Muhammad Arsalan
- Roshanlal Sethia

Appendix E: Supporting Documents

- Wefunder SPV, LLC Agreement
- Attachment #24713
- Attachment #24714

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird Cooley Go Convertible Note
- SPV Subscription Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Justin Smith
- Liam Bowers
- Michael Demler
- Muhammad Arsalan
- Roshanlal Sethia

Appendix E: Supporting Documents
- Wefunder SPV, LLC Agreement
- Attachment #24713
- Attachment #24714

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Contractor Plus, Inc.

By

Justin Smith

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Justin Smith

CEO
9/17/2026

Liam Bowers

Director
9/17/2026

Roshanlal Sethia

CTO
9/17/2026

Muhammad Arsalan

Mr
9/18/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.